UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 1

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, $0.04 par value

(Title of Class of Securities)

21075N204

(CUSIP Number)

Sherry L. Morgan

Mid-Con Energy GP, LLC

2431 E. 61st Street, Suite 800

Tulsa, Oklahoma

(918) 748-3361

with a copy to:

Robert B. Robbins, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96950F 10 4

1.	Names of Reporting Persons Michael Merger Sub LLC (as successor to Mid-Con Energy Partners, LP)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(1)
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 0(1)
	10.	Shared Dispositive Power 0(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

On January 21, 2021, pursuant to the Agreement and Plan of Merger dated as of October 25, 2020 (the “Merger Agreement”) by and among Michael Merger Sub LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Contango (“Merger Sub”), Contango Oil & Gas Company, a Texas corporation (“Contango” or “Issuer”), Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con LP”), and Mid-Con Energy GP, LLC, a Delaware limited liability company and the general partner of Mid-Con LP (“Mid-Con GP”), Mid-Con LP merged with and into Merger Sub with Merger Sub being the surviving entity and becoming a subsidiary of the Contango (the “Merger”). Immediately prior to the effective time of the Merger, each common unit of Mid-Con LP (“Mid-Con Common Unit”) was converted into the right to receive common shares of Contango (“Contango Common Stock”) at the conversion ratio specified in the Merger Agreement. Following the closing of the Merger, Mid-Con LP merged with and into Merger Sub with Merger Sub surviving, and the separate existence of Mid-Con LP ceased.

1.	Names of Reporting Persons Mid-Con Energy GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(1)
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 0(1)
	10.	Shared Dispositive Power 0(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

On January 21, 2021, pursuant to the Merger Agreement by and among Merger Sub, Issuer, Mid-Con LP, and Mid-Con GP, Mid-Con merged with and into Merger Sub with Merger Sub being the surviving entity and becoming a subsidiary of the Contango. Immediately prior to the effective time of the Merger, each Mid-Con Common Unit was converted into the right to receive Contango Common Stock at the conversion ratio specified in the Merger Agreement. Following the closing of the Merger, Mid-Con LP merged with and into Merger Sub with Merger Sub surviving, and the separate existence of Mid-Con LP ceased.

Introduction

This Amendment No. 1 amends Items 2, 4, 5, and 6 of the statement on Schedule 13D filed on November 6, 2020 by Mid-Con Energy Partners, LP (“Mid-Con LP”) and Mid-Con Energy GP, LLC (“Mid-Con GP”) (“Schedule 13D”) relating to the common units of the Issuer. The Issuer is a Texas corporation and its principal executive offices are located at 717 Texas Avenue, Suite 2900, Houston, Texas 77002. Unless specifically amended hereby, the disclosure set forth in the original Schedule 13D shall remain unchanged.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Michael Merger Sub LLC, a Delaware limited liability company, as successor to Mid-Con LP (“Mid-Con LLC”), and Mid-Con GP, a Delaware limited liability company (the “General Partner,” and together with the Mid-Con LP, “Reporting Persons” or “Mid-Con”).

(b) The business address of the Reporting Persons is 2431 E. 61st Street, Suite 800, Tulsa, Oklahoma.

(c) The principal business of Mid-Con is the ownership, acquisition and development of producing oil and natural gas properties in North America, with a focus on enhanced oil recovery.

(d)–(e) During the past five years, neither the Mid-Con LLC nor the General Partner has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) As set forth in Schedule A hereto, each of the executive officers of the Reporting Persons is a United States citizen.

On January 21, 2021, the executive officers, directors and each person controlling the Reporting Persons (collectively, the “Listed Persons”), ceased to beneficially own any Mid-Con Common Units. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

On January 21, 2021, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Merger Sub, Contango, Mid-Con LP, and Mid-Con GP, Mid-Con LP merged with and into Merger Sub with Merger Sub being the surviving entity and becoming a subsidiary of the Contango.

Under the terms of the Merger Agreement, each outstanding Mid-Con Common Unit held by a unitholder was converted into the right to receive Contango Common Shares in consideration for each Mid-Con Common Unit that such holder owned at the effective time of the Merger and at the exchange ratio specified in the Merger Agreement. Prior to the closing of the Merger, each Mid-Con phantom unit, was converted into Mid-Con Common Units on a one-for-one basis pursuant to the terms of the Phantom Unit Agreement.

On October 25, 2020, concurrently with the execution of the Merger Agreement, Mid-Con and other unitholders, as described in the Schedule 13D, entered into a voting and support agreement (the “Voting Agreement”), pursuant to which the Voting Agreement Participants, as defined therein, agreed to vote their Common Stock in favor of the matters to be submitted to Contango’s shareholders in connection with the Merger, subject to the terms and conditions set forth in the Voting Agreement. Following the closing of the Merger, the Voting Agreement was terminated per the terms and conditions set forth therein.

At the effective time of the Merger on January 21, 2021, the Master Services Agreement dated July 1, 2021 by and between Contango Resources, Inc. (“Resources”) and Mid-Con LP was terminated pursuant to a Termination Agreement. In light of the merger with a subsidiary of Resources’ parent, Contango, Resources agreed to waive (i) its right to the warrant compensation and (ii) the termination fee Resources was otherwise entitled to under the Management Services Agreement.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The aggregate number and percentage of shares of Contango Common Stock beneficially owned by the Reporting Persons and the Listed Persons are as follows:

(a)	Amount beneficially owned: 0

Percentage: 0.0%

(b)	Number of shares of Contango Common Stock to which each Reporting Person and Listed Person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	The information contained in Item 4 of this Amendment No. 1 is incorporated herein by reference.

(d)	On January 21, 2021, the Reporting Persons and the Listed Persons ceased to beneficially own Mid-Con Common Units.

(e)	Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Contango Common Stock issued and outstanding on January 21, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2021

MID-CON ENERGY PARTNERS, LP

By: Michael Merger Sub LLC its successor

By:	/s/ Joe Grady
Name: Joe Grady Title: Senior Vice President and Chief Financial and Accounting Officer

MID-CON ENERGY GP, LLC

By:	/s/ Sherry Morgan
Name: Sherry Morgan Title: Chief Executive Officer

SCHEDULE A

LIST OF OFFICERS OF THE REPORTING PERSON

Name	Title

Farley Dakan	President, Michael Merger Sub

Chad McLawhorn	Vice President, Michael Merger Sub

E. Joseph Grady	Vice President & Treasurer, Michael Merger Sub

Sherry Morgan	Chief Executive Officer, Mid-Con Energy GP, LLC